Exhibit 107.1

CALCULATION OF REGISTRATION FEE

Form S-1

Shonghoya International Group Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Newly Registered Securities

Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, par value $0.001 per share	$2,000,000	$185.50

Total Offering Amount:	$2,000,000	$185.50
Total Fee Offsets		N/A
Net Fee Due		$185.50

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), there are also being registered such indeterminate number of additional securities as may be issued to prevent dilution resulting from share splits, share dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act based on the average of the high and low per share prices of the registrant’s common stock as reported on the OTC Market on May 12, 2022.